Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at and for the three and nine month periods ended

September 30, 2023

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at ($CAD thousands)	note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$65,976	$35,363
Restricted cash	6	43,779	35,313
Accounts receivable	7	41,393	34,308
Inventories	8	14,264	14,568
Prepaid expenses and deposits		1,505	3,975
		166,917	123,527
Non-current assets
Property, plant and equipment	9	937,796	963,050
Deferred income tax asset		94,176	87,681
		1,031,972	1,050,731
Total assets		1,198,889	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities		49,416	46,569
Current portion of long-term debt	12	69,652	63,250
Current portion of lease liabilities	13	3,887	98
Warrant liability	17	21,326	-
Taxes payable	4	5,226	-
Risk management contracts	11	18,452	27,004
		167,959	136,921
Non-current liabilities
Long-term debt	12	313,190	191,158
Lease liabilities	13	9,870	865
Decommissioning liabilities	10	8,213	7,543
		331,273	199,566
Total liabilities		499,232	336,487
Shareholders’ equity
Share capital	4,16	158,515	15
Contributed surplus	4,16	9,788	44,674
Retained earnings		531,354	793,082
		699,657	837,771
Total liabilities and shareholders’ equity		$1,198,889	$1,174,258

Commitments (note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD thousands, except per share amounts)	note	2023	2022	2023	2022
Revenues
Oil sales		$160,967	$209,550	$514,240	$818,108
Royalties		(7,387)	(11,959)	(17,682)	(42,587)
Oil sales, net of royalties		153,580	197,591	496,558	775,521
Risk management contracts (losses) gains	11	(7,605)	81,752	1,595	(123,702)
		145,975	279,343	498,153	651,819
Expenses
Diluent expense		52,089	65,893	227,972	282,069
Transportation and marketing		12,796	15,340	42,396	51,276
Operating expenses		38,442	36,507	113,881	118,397
General and administrative		3,303	2,795	8,135	8,145
Stock-based compensation	16	9,157	-	9,808	-
Financing and interest	14	73,130	10,081	93,844	47,275
Depletion and depreciation	9	13,746	14,651	51,781	50,325
Exploration expenses		516	797	3,335	1,478
Other (income) and expenses		(926)	(224)	(1,592)	1,161
Transaction costs	4	4,083	-	8,324	-
Listing expense	4	110,704	-	110,704
Gain on revaluation of warrants	17	(32,277)	-	(32,277)	-
Foreign exchange loss (gain)		5,877	21,909	(650)	28,985
Total Expenses		290,640	167,749	635,661	589,111
Net income (loss) before taxes		$(144,665)	$111,594	$(137,508)	$62,708
Income tax recovery		5,976	-	6,494	-
Net income (loss) and comprehensive income (loss)		$(138,689)	$111,594	$(131,014)	$62,708
Net income (loss) per share
Basic[1]	16	$(2.72)	$2.28	$(2.64)	$1.28
Diluted[1]	16	$(2.72)	$2.14	$(2.64)	$1.20

[1]	For the periods ended September 30, 2022, the Company’s basic and diluted earnings per share is the net income per common share of Greenfire Resources Inc (see Note 1)., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 4.)

See accompanying notes to the unaudited condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Nine months ended September 30
($CAD Thousands)	note	2023	2022
Share capital
Balance, beginning of period		$15	$15
Issuance on exercise of bond warrants	4,16	38,911	-
Issuance to MBSC shareholders	4,16	62,959	-
Issuance of shares for PIPE investments	4,16	56,630	-
Balance, end of period		158,515	15
Contributed surplus
Balance, beginning of period		44,674	-
Stock-based compensation	16	9,808	-
Exercise of bond warrants	4,16	(43,492)	-
Exercise of performance warrants	4,16	(1,202)	-
Balance, end of period		9,788	-
Retained earnings
Balance, beginning of period		793,082	661,384
Common shares repurchased and cancelled	4,16	(41,464)	-
Deemed dividend on De-Spac transaction	4,16	(59,388)
Exercise of bond warrants	4,16	4,580	-
Exercise of performance warrants	4,16	1,202	-
Issuance of warrants	17	(35,644)	-
Net income (loss) and comprehensive income (loss)		(131,014)	62,708
Balance, end of period		531,354	724,092
Total shareholders’ equity		$699,657	$724,107

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD Thousands)	note	2023	2022	2023	2022
Operating activities
Net income (loss)		$(138,689)	$111,594	$(131,014)	$62,708
Items not affecting cash:
Income tax recovery		(5,976)	-	(6,494)	-
Unrealized loss (gain) on risk management contracts	11	7,605	(119,360)	(8,552)	(4,949)
Depletion and depreciation	9	14,401	14,761	52,058	50,063
Stock-based compensation	16	9,157	-	9,808	-
Accretion	10	229	195	670	543
Other non-cash expenses		17	-	51	-
Foreign exchange loss (gain)		5,639	21,909	(893)	28,985
Amortization of debt issuance costs	12	42,128	1,283	41,151	10,089
Debt redemption premium	14	19,152	-	19,152	-
Gain on revaluation of warrants	17	(32,277)	-	(32,277)	-
Listing expense	4	110,704	-	110,704	-
Change in non-cash working capital	18	9,783	18,779	6,653	(58)
Cash provided by operating activities		41,873	49,161	61,017	147,381
Financing activities
Issuance of long-term debt net of issuance costs		382,454	-	382,454	-
Repayment of long-term debt	12	(294,647)	-	(294,647)	(60,691)
Debt redemption premium	14	(19,152)	-	(19,152)	-
Issuance of common shares	4,16	67,115	-	67,115	-
Common shares repurchased	4,16	(41,464)	-	(41,464)	-
Deemed dividend on De-SPAC transaction	4,16	(59,388)	-	(59,388)	-
De-Spac transaction costs		(34,817)	-	(34,817)	-
Payment of lease liabilities	13	(36)	-	(48)	-
Cash used by (used in) financing activities		65	-	53	(60,691)
Investing activities
Property, plant and equipment expenditures	9	(9,587)	(14,325)	(14,015)	(27,229)
Contributions to restricted cash		3,584	(5,396)	(8,466)	(18,713)
Change in non-cash working capital (accrued additions to PP&E)	18	(7,296)	(3,630)	(8,404)	(486)
Cash used in investing activities		(13,299)	(23,351)	(30,885)	(46,428)
Exchange rate impact on cash and cash equivalents held in foreign currency		455	637	428	(1,309)
Change in cash and cash equivalents		29,094	26,447	30,613	38,953
Cash and cash equivalents, beginning of period		36,882	73,375	35,363	60,869
Cash and cash equivalents, end of period		$65,976	$99,822	$65,976	$99,822

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022

(Unaudited)

1. CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 4 De-Spac Transaction for additional information. These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned subsidiaries, GRI and MBSC. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of GRI for the year ended December 31, 2022 (the “Annual Financial Statements”). The Interim Consolidated Financial Statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a for a fair presentation of the results for the interim periods presented.

In these Interim Consolidated Financial Statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

These Interim Consolidated Financial Statements were approved by Greenfire’s board of directors on November 14, 2023.

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3. MATERIAL ACCOUNTING POLICY INFORMATION

The Interim Consolidated Financial Statements follow the same accounting policies as the most recent Annual Financial Statements of GRI with the exception of certain amendments to accounting standards or new interpretations issued by the International Accounting Standards Board (“IASB”), which were adopted effective January 1, 2023. These are as follows: IFRS 17, “Insurance Contracts”, as well as the amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, IAS 1, “Disclosure of Material Accounting Policy Information”, and IAS 8, “Definition of Accounting Estimates”. The adoption of these standards and amendments has not had a material impact on the accounting policies, methods of computation or presentation applied by the Company.

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Revisions to accounting estimates are recognized in the period in which the estimates are revised. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the Interim Consolidated Financial Statements are described in the Annual Financial Statements.

4. De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the condensed interim consolidated balance sheet, see Note 17.

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●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	MBSC redeemed 10,000,000 MSBC public warrants for cash consideration of $6.7 million (US$5.0 million).

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the condensed interim consolidated balance sheet, see Note 17.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction is accounted for pursuant to IFRS 2 Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $110.7 million (US$82.5 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense:

($ thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.1 million)	$9,505

Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant liability	(17,959)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(5,226)
Fair value of identifiable net assets of MBSC	(47,745)
Total listing expense	$110,704

The listing expense is presented in the condensed interim consolidated statement of comprehensive income (loss). For the three and nine months ended September 30, 2023, the Company expensed $4.1 million (2022-$nil) and $8.3 million (2022-$nil) in transaction costs.

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5. FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets:

Financial Instrument	Classification & Measurement
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Accounts receivable	Amortized cost
Risk management contracts	Fair value through profit and loss
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	Fair value through profit and loss
Long-term debt	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All derivatives are classified at fair value through profit and loss. Derivative financial instruments are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive income (loss) in the period in which they arise.

The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model.

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

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Commodity price risk

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, ensure sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production and energy operating costs. The Company does not use financial derivatives for speculative purposes. Refer to Note 11 for further details on the Company’s risk management contracts.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company actively manages its liquidity through cash and debt management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities and opportunities for further financings. The Company believes that it has access to sufficient capital through internally generated cash flows to meet current spending forecasts and financial obligations for at least twelve months.

The following table details the contractual maturities of financial liabilities as at September 30, 2023:

($ thousands)	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	49,416	-	-	49,416
Taxes payable	5,226	-	-	5,226
Lease liabilities(1)	3,887	11,370	1,064	16,321
Risk management contracts	18,452	-	-	18,452
Warrant Liability	21,326	-	-	21,326
Long-term debt(2)	94,299	183,416	251,933	529,648
Total financial liabilities	192,606	194,786	252,997	640,389

(1)	These amounts relate to undiscounted payments.
(2)	Includes principal and interest payments

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit-worthy counterparties and monitoring creditworthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable. Refer to Note 7 for further details.

Economic dependence

The Company has long-term marketing agreements with a single counterparty (the “Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include, marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Petroleum Marketer provided letters of credit in support of the Company’s long-term transportation commitments. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

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6. RESTRICTED CASH

As at September 30, 2023 the Company had a $46.8 million credit facility with its Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. During the nine months ended September 30, 2023, the Company contributed $16.0 million in restricted cash to the Reserve Account.

As at September 30, 2023 the Company had $43.8 million (December 31, 2022, $35.3 million) in restricted cash. Subsequent to September 30, 2023, Greenfire entered into a letter of credit facility guaranteed by Export Development Canada ("EDC Facility") and terminated the Credit Facility. See Note 12. The EDC Facility does not require a cash collateral and therefore the restricted cash at September 30, 2023 has been subsequently released.

7. ACCOUNTS RECEIVABLE

As at ($ thousands)	September 30, 2023	December 31, 2022
Trade receivables	$33,165	$22,428
Joint interest receivables	8,228	11,880
Accounts receivable	$41,393	$34,308

At September 30, 2023, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at September 30, 2023, 100% was receivable from two companies at approximately 80% and 20% each (December 31, 2022- 100% was receivable from two companies at 64% and 36% each). At September 30, 2023, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2022- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due, and no accounts have been written off.

8. INVENTORIES

As at ($ thousands)	September 30, 2023	December 31, 2022
Oil inventories	$6,843	$7,560
Warehouse materials and supplies	7,421	7,008
Inventories	$14,264	$14,568

During the three and nine months ended September 30, 2023, approximately $115.5 million and $428.5 million, respectively (September 30, 2022 - $130.6 million and $495.3 million) of inventory was recorded within the respective cost components, which are composed of operating expenses, diluent expense, transportation expense and depletion and depreciation in the condensed interim consolidated statements of comprehensive income (loss). As at September 30, 2023 and December 31, 2022, the Company had no inventory write downs.

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9. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use	Corporate assets	Total
Cost
Balance as at December 31, 2021	1,016,654	-	462	1,017,116
Additions	39,425	-	167	39,592
Right-of-use asset additions	-	969	-	969
Change in decommissioning liabilities	1,237	-	-	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	14,074	-	(59)	14,015
Right-of-use asset additions	-	12,789	-	12,789
Balance as at September 30, 2023	1,071,390	13,758	570	1,085,718
Accumulated DD&A
Balance as at December 31, 2021	27,949	-	47	27,996
Depletion and depreciation (1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	51,828	137	93	52,058
Balance as at September 30, 2023	147,400	197	325	147,922
Net book Value
Balance at December 31, 2022	961,744	$909	397	963,050
Balance at September 30, 2023	$923,990	$13,561	$245	$937,796

(1)	As at September 30, 2023 $277 of DD&A was capitalized to inventory (December 31, 2022- $766).

No indicators of impairment were identified at September 30, 2023, and as such no impairment test was performed.

10. DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted inflated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022- 12%) and an inflation rate of 2.0% (December 31, 2022- 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled between the periods of 2031 and 2072 with the majority of the costs being incurred in 2072.

A reconciliation of the Company’s decommissioning liabilities is provided below:

As at ($ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	$7,543	$5,517
Change in estimated future costs	-	1,283
Accretion expense	670	743
Balance, end of period	$8,213	$7,543

Greenfire Resources Ltd.	2023 Q3 Financial Statements | 12

11. RISK MANAGEMENT CONTRACTS

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its New Notes (see note 12) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company's most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed at the end of every fiscal quarter for the duration of time that the New Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial Contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at September 30, 2023		As at December 31, 2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	$-	$(18,452)	$21,375	$(48,379)
Amount offset	-	-	(21,375)	21,375
Risk management contracts	$-	$(18,452)	$-	$(27,004)

The following table summarizes the Company’s financial commodity risk management gains and losses:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Realized (loss) on risk management contracts	$-	$(37,608)	$(6,957)	$(128,651)
Unrealized gain (loss) on risk management contracts	(7,605)	119,360	8,552	4,949
Gain (loss) on risk management contracts	$(7,605)	$81,752	$1,595	$(123,702)

As at September 30, 2023, the Company had the following financial commodity risk management contracts in place:

	WTI- Costless Collar			WTI- Put Options			Natural Gas-Fixed Price Swaps
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price ($US/Bbl)	Volume (Bbls)	Strike Price ($US/Bbl)	Option Premium ($US/Bbl)	Volume (GJ)	Swap Price ($/GJ)
Q4 2023	742,337	$50.00	$108.25	371,169	$50.00	$5.90	305,000	$2.97
Q1 2024	877,968	$60.00	$77.00	-	-	-	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-	-	-	-

Greenfire Resources Ltd.	2023 Q3 Financial Statements | 13

Subsequent to September 30, 2023, Greenfire entered into the following financial commodity risk management contracts:

	WTI -Costless Collar
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price (US$/Bbl)
Q3 2024	887,800	$62.00	$92.32
Q4 2024	299,150	$62.00	$92.32

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place as at September 30, 2023:

As at September 30, 2023	Change in WTI		Change in Natural Gas
($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $1.00/GJ	Decrease of $1.00/GJ
Increase (decrease) to fair value of commodity risk management contracts	-	-	$760	$(760)

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

12. LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of the New Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the US$312.5 million 12% senior notes that were issued on August 12, 2021 (the “2025 Notes”) at a redemption premium of 106.5%. The total premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “New Notes”). The New Notes bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2024, and mature on October 1, 2028. The New Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the indenture governing the New Notes contain certain covenants that limited the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose and transfers of assets. The indenture governing the New Notes contains minimum hedging requirements of 50% of the forward 12 calendar month PDP forecasted production as prepared to the Canadian standard using NI 51-101 until principal debt is less than US$100 million and limit capital expenditures to CAD$100 million annually until the principal outstanding is less than US$150 million. The New Notes are not subject to any financial covenants.

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Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) every six-months, with the first payment due on August 15, 2024. If consolidated indebtedness is less than US$150 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid for every six-month period until the principal owing on the New Notes is $100 million

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of September 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.6 million (December 31, 2022 - $29.3 million).

The New Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

As at September 30, 2023, the carrying value of the Company’s long-term debt was $382.8 million and the fair value was $401.5 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

As at September 30, 2023 the Company was compliant with all covenants.

As at ($ thousands)	September 30, 2023	December 31, 2022
US dollar denominated debt:
Redeemed 12.00% senior notes issued at 96.5% of par (US$217.9 million at December 31, 2022)(1)	$-	$295,173
Unamortized debt discount and debt issue costs	-	(40,765)
New 12.00% senior notes issued at 98% of par (USD$300 million at September, 30, 2023)(1)	405,600	-
Unamortized debt discount and debt issue costs	(22,758)	-
Total term debt	$382,842	$254,408
Current portion of long-term debt	69,652	63,250
Long-term debt	$313,190	$191,158

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire may redeem some or all of the New Notes after October 1, 2025, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest plus a “make whole” premium, as set out in the table below. In addition, at any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest.

The following table discloses the redemption amount including the “make whole” premium on redemption of the New Notes:

US$300 million 12.00% senior notes
On or after October 1, 2025 to October 1, 2026	106.0
On or after October 1, 2026 to October 1, 2027	103.0
On or after October 1, 2027	100.0

Senior Credit Facility

On September 20, 2023, Greenfire entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicate facility. Total credit available under the Facility is $50 million comprising of $20 million operating facility and $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 30, 2025. The Revolving Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

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The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets. The Senior Credit Facility is not subject to any financial covenants.

As at September 30, 2023, amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2023, the Company had no amounts drawn and $7.6 million of letters of credit outstanding under the Senior Credit Facility.

Letter of credit facility

Subsequent to September 30, 2023, Greenfire entered into an unsecured $55 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from the EDC Facility. The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. The EDC Facility will replace the cash collateralized Credit Facility resulting in a release of the $43.3 million of restricted cash as at September 30, 2023.

13. LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	$963	$-
Additions	12,790	970
Interest expense	52	19
Payments	(48)	(26)
Balance, end of period	$13,757	$963
Current portion	3,887	98
Non-current portion	$9,870	$865

The Company’s minimum lease payments are as follows:

s at September 30 ($ thousands)	2023
Within 1 year	$3,887
Within 2 to 5 years	11,371
Later than 5 years	1,063
Minimum lease payments	16,321
Amounts representing finance charges	(2,564)
Present value of net minimum lease payments	$13,757

During the year ended December 31, 2022, the Company entered a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. During the nine months ended September 30, 2023, the initial 7-year lease was extended an additional 3 years. The liability was remeasured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

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During the nine months ended September 30, 2023, the Company entered into a 2-year drilling contract under which the Company has committed to drill 550 days over 2 years. The liability was measured at the present value of the day rate payments discounted at the Company’s estimated incremental borrowing rate.

14. FINANCING AND INTEREST

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$72,666	$9,532	$92,379	$45,169
Other interest	235	354	795	1,563
Accretion on decommissioning liabilities	229	195	670	543
Financing and interest expense	$73,130	$10,081	$93,844	$47,275

The total interest and finance expense of $73.1 million and $93.8 million during the three and nine months ended September 30, 2023 included $42.1 million of accelerated unamortized debt related costs and $19.2 million debt redemption premiums on the redemption of the 2025 Notes.

15. COMMITMENTS

The following table summarized the Company’s estimated future unrecognized commitments as at September 30, 2023:

($ thousands)	Remaining 2023	2024	2025	2026	2027	Beyond 2027	Total
Credit Facility with Marketer	1,597	-	-	-	-	-	1,597
Transportation	8,103	31,880	30,561	28,956	29,044	232,368	360,912
Total	$9,700	$31,880	$30,561	$28,956	$29,044	$232,368	$362,509

The Company has commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Subsequent to September 30, 2023, the Credit Facility has been extinguished and replaced by the EDC Facility as further described in Note 12.

16. SHARE CAPITAL AND WARRANTS

Share capital

As at September 30, 2023 the Company’s authorized share capital consists of an unlimited number of common shares. The following table along with note 4 summarizes the changes to the Company’s common share capital:

	Number of shares	Amount($000’s)
Shares outstanding
Balance, December 31, 2022	1	$15
Issuance of new common shares per De-Spac Transaction	43,690,533	-
Issuance for exercise of bond warrants	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	5,005,707	62,959
Issuance of new common shares for PIPE investment	4,177,091	56,630
Balance, September 30, 2023	68,642,515	$158,515

Greenfire Resources Ltd.	2023 Q3 Financial Statements | 17

Bondholder warrants

As at December 31, 2022, GFI had 312,500 bondholder warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of GFI’s issued and outstanding common shares commencing October 18, 2021 at $0.01 per shares. As at December 31, 2022, the bondholders had the right to acquire 2,983,866 common shares of GRI at $0.01 per share based on an exchange ratio of 9.55.

On September 20, 2023, with the closing of the De-Spac Transaction the 312,500 outstanding bondholder warrants were exchanged into 3,225,810 GRI common shares of which 2,886,565 were exchanged for 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million.

As at September 30, 2023 there were no bondholder warrants remaining.

Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of warrants. Under this method, only “in-the-money" dilutive instruments impact the calculation of diluted income per share. Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction.

The following table summarizes the Company’s weighted average shares outstanding:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Weighted average shares outstanding-basic	51,056,330	48,911,674	49,634,415	48,911,674
Dilutive effect of performance warrants	3,277,564	3,277,564	3,277,564	3,277,564
Weighted average shares outstanding- diluted	54,333,894	52,189,238	52,911,979	52,189,238

In computing the diluted net income (loss) per share for the three and nine months ended September 30, 2023, the Company excluded the effect of New GRL Warrants and a portion of the performance warrants as they are anti-dilutive.

Performance warrants

In February 2022, the Company implemented a warrant plan (“Performance Warrants”) as part of the Company’s long-term incentive plan for employees and service providers. These Performance Warrants had both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. On September 20, 2023 with the closing of the De-Spac Transaction there were 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million.

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The table below summarizes the outstanding warrants as if the warrant exchange ratio used to exchange GRI common shares into Greenfire common shares had occurred on January 1, 2022 and equates to the total common shares issuable to performance warrant holders:

	Nine months ended September 30, 2023		Year ended December 31, 2022
	Number of Warrants	Weighted Average Exercise Price $US	Number of Warrants	Weighted Average Exercise Price $US
Performance Warrants outstanding
Balance, beginning of period	3,895,449	$2.89	-	$-
Performance warrants issued	186,257	8.35	4,159,546	2.91
Performance warrants forfeited	(38,820)	3.34	(264,097)	3.13
Performance warrants cancelled	(425,870)	3.15	-	-
Balance, end of period	3,617,016	$3.15	3,895,449	$2.89
Common shares issuable on exchange	3,617,016	-	3,895,449	-

The fair market value of the performance warrants was $11.1 million on the date of issuance. The exchange of the GRI performance warrants to Greenfire performance warrants did not result in an increase to the fair value of the warrants, therefore no additional expense was recorded. The fair value of each performance warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

	2023 Assumptions	2022 Assumptions
Average risk-free interest rate	4.2%	1.46%
Average expected dividend yield	-	-
Average expected volatility[1]	70%	60%
Average expected life (years)	2-5	3-5

[1]	Expected volatility has been based on historical share volatility of similar market participants

The performance warrants expire 10 years after the issuance date. On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding performance warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the performance warrants was immediately recorded as stock-based compensation, and a total of $9.2 million was expensed. For the three and nine months ended September 30, 2023, the Company recorded $9.2 million (2022-$nil) and $9.8 million (2022-$nil) of stock-based compensation related to the performance warrant plan.

17. WARRANT LIABILITY

On September 20, 2023, Greenfire issued 5,000,000 warrants to GRI common shareholders, bond warrant holders and performance warrant holders (the “New Greenfire Warrants”). The New Greenfire Warrants expire 5 years after issuance and entitle the holder of each warrant to purchase one common share of Greenfire at a price of US$11.50. Greenfire, can at its option, require the holder of the New Greenfire Warrants to exercise on a cashless basis. The 5,000,000 New Greenfire Warrants issued to the former GRI common shareholders and bondholders are to be treated as a derivative financial liability in accordance with IFRS 9 and were measured at fair value in accordance with IFRS 13. These New Greenfire Warrants had a fair value of $35.6 million at the date of issuance and were recorded as a liability with a corresponding amount booked to retained earnings. The New Greenfire Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

In addition, Greenfire as part of the De-Spac Transaction assumed and exchanged 2,526,667 MBSC Class B Private Warrants for 2,526,667 New Greenfire Warrants. The New Greenfire Warrants issued to the MBSC Class B warrant holders were deemed to be an exchange of two financial liabilities at fair value. The fair value of the MBSC Class B Private Warrants was $18.0 million. Both sets of warrants have an exercise price of US$11.50 with both underlying securities trading at or valued at a similar price. As both sets of warrants are deemed to be economically equivalent, no gain or loss was recorded on the exchange. The exchanged warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

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On September 30, 2023, the 7,526,667 outstanding New Greenfire Warrants were revalued based on the closing share price of US$4.95 per common share of Greenfire, as a result the warrant liability was reduced by $32.3 million. The following table reconciles the warrant liability.

	Nine months ended September 30, 2023		Year ended December 31, 2022
	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of period	-	$-	-	$-
Warrants issued	5,000,000	35,644	-	-
MBSC warrants converted	2,526,667	17,959
Change in fair value	-	(32,277)	-	-
Balance, end of period	7,526,667	$21,326	-	$-
Common shares issuable on exercise	7,526,667	-	-	-

The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

2023 Assumptions
Average risk-free interest rate	4.2%
Average expected dividend yield	-
Average expected volatility [1]	70%
Average expected life (years)	5

[1]	Expected volatility has been based on historical share volatility of similar market participants

18. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the Company’s net changes in non-cash working capital and other liabilities from the condensed interim consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Change in accounts receivable	$(4,882)	$43,581	$(7,085)	$5,251
Change in inventories	(3,550)	163	304	1,767
Change in prepaid expenses and deposits	1,575	3,934	2,478	376
Change in accounts payable and accrued liabilities	9,339	(31,700)	2,613	(7,336)
	2,482	15,978	(1,690)	58
Other items impacting changes in non-cash working capital:
Unrealized foreign exchange gain (loss) related to working capital	5	(829)	(61)	(602)
	2,487	15,149	(1,751)	(544)
Related to operating activities	9,783	18,779	6,653	(58)
Related to investing activities (accrued additions to PP&E)	(7,296)	(3,630)	(8,404)	(486)
Net change in non-cash working capital	2,487	15,149	(1,751)	(544)
Cash interest paid (included in operating activities)	$(21,229)	$(20,632)	$(39,024)	$(47,514)
Cash interest received (included in operating activities)	$293	$224	$946	$234

Greenfire Resources Ltd.	2023 Q3 Financial Statements | 20

Corporate Information

Directors	Solicitors

Julian McIntyre (1)	Burnet, Duckworth, & Palmer LLP
Jonathan Klesch	2400, 525 – 8th Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Carter Ledyard & Milburn LLP
41st Floor
(1) Chair of the Board of Directors	28 Liberty Street
(2) Chair of the Audit and Reserves Committee	New York, New York 10005
(3) Audit and Reserves Committee

Officers	Bankers

Robert Logan MPBE, P.Eng	Bank of Montreal
President, and Chief Executive Officer	595-8 Avenue SW
Calgary, Alberta, Canada
Tony Kraljic, CA	T2P 1G1
Chief Financial Officer

Kevin Millar C.E.T.	Auditor
SVP Operations & Steam Chief
Deloitte LLP
Albert MA P.Eng	850 2nd Street SW
SVP Engineering	Calgary, Alberta, Canada
T2P 0R8
Crystal Park P.Eng, MBA
SVP Corporate Development
Reserve Engineers
Charles R. Kraus
Corporate Secretary	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Head Office	Calgary, Alberta, Canada
T2P 3G6
Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR

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